SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 17, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Restructuring Update dated 17 January, 2005



NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE UNITED STATES


17 January 2005


British Energy Group plc and British Energy Holdings plc


Restructuring Update

British Energy relists


Trading in British Energy Group plc's New Shares and Warrants, and in British Energy Holdings plc's New Bonds has begun on the London Stock Exchange this morning following the successful completion of the restructuring of the British Energy group.


Certain minor amendments to the conditions of the Warrants contained in the prospectus are set out in Appendix of this announcement.


This announcement is not an offer for securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.


Contact:


Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01506 408 715        (Investor Relations)


                                    APPENDIX


Amendments to the conditions of the Warrants


Certain minor amendments to the Conditions of the Warrants which were set out in the prospectus of British Energy Group plc have been made including the insertion of Condition 4.10A as follows:


"Whenever the Subscription Price is adjusted in accordance with this Condition 4 by reason of a consolidation of the share capital of the Company as referred to in paragraph 4.1.1 the number of Ordinary Shares for which a Warrantholder is entitled to subscribe shall be decreased at the same time as such adjustment takes effect. The number of Ordinary Shares to which a Warrantholder shall be entitled shall be reduced by a number equal to the product of the number of existing Ordinary Shares for which that Warrantholder is entitled to subscribe at the date that the adjustment to the Subscription Price takes effect and before adjustment pursuant to this Condition 4.10A multiplied by the following fraction:

                                                         Y - X
                                                        -------
                                                           Y

Where:

X        is the Subscription Price immediately before the adjustment; and

Y        is the Subscription Price immediately after the adjustment.


For the avoidance of doubt, the adjustment contemplated by this Condition 4.10A shall be effected by deducting from the number of Ordinary Shares for which a Warrantholder would be entitled to subscribe immediately prior to such adjustment, the number of Ordinary Shares resulting from the foregoing calculations."



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 17, 2005                     BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations